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 News Release

ADIRA ENERGY PARTNER SIGNS ADDENDUM TO DRILLING CONTRACT
ACCELERATING DRILLING COMMENCEMENT OF GABRIELLA WELL

ADIRA SECURES OPTION TO ACQUIRE INTERESTS IN ADDITIONAL LICENSE IN
SYRIAN ARC OIL TREND, OFFSHORE ISRAEL

TORONTO, December, 24, 2012 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that further to its press release dated June 23, 2012, Modi’in Energy L.P (“Modi’in”) signed an addendum to the detailed drilling contract (the “Addendum”) it has with Noble International Limited (“Noble Drilling”) in respect of the Company’s Gabriella licence (“Gabriella”). Adira further announces it has entered into a corresponding agreement (the “Agreement”) with Modi’in and Brownstone Energy Inc.

The Addendum amends key terms of the original drilling contract to include among others, the provision of (i) a Letter of Credit as collateral to Noble Drilling in two phases; $20 million by January 3, 2013 and $13.2 million by January 31, 2013 (Adira’s corresponding obligation is to provide its proportionate contribution in the amount of $5 million by January 25, 2012; (ii) a reduction in the daily drilling rate from $500,000 per day to $415,000 per day; (iii) to the extent used, reduction in stand-by rates to between $100,000 and $300,000 per day; and (iv) the Gabriella consortium taking possession of the Homer Ferrington rig directly after the completion of its current drilling program, which is up to three months earlier than originally anticipated.

In terms of the Agreement, Modi’in has granted to Adira, an irrevocable option to purchase (“Option”) from Modiin, a 15% participating interest in the Yam Hadera petroleum license (“Yam Hadera”), offshore Israel. Yam Hadera is located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license. According to Modi’in’s public disclosure, a report (“Report”) prepared by Netherland, Sewell & Associates Inc. (“NSAI”), dated October 31, 2011, provides that Yam Hadera has a best estimate of gross recoverable prospective resources of 133 million barrels of oil and 1.4 trillion cubic feet (TCF) of natural gas, with a geologic probability of success of between 17%-29% for different horizons. Adira shall be entitled to exercise the Option until 14 business days before the signing of a rig contract for Yam Hadera.

If Adira exercises the Option, it agrees to reimburse Modi’in for its share of the past expenditures in respect of its 15% share, incurred by Modi’in in connection with the operations conducted in Yam Hadera up to the date of transfer of the Option interest. Adira’s share of this expenditure is not expected to be in excess of $900,000. Modi’in will also be entitled to an overriding royalty interest (“ORRI”) from Adira of 3% in all oil and gas (including any distillate and condensate) produced, saved and marketed from the area covered by Yam Hadera that is attributable to the Option interest, before Payout, and 4.5% after Payout. The transfer of the Option interest is subject to the approval of the Petroleum Commissioner of Israel.

The Report was prepared in accordance with Modi’in’s disclosure requirements for the Tel Aviv Stock Exchange, and complies with the relevant guidelines set forth in the 2007 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE). The Company has engaged NSAI to complete a National Instrument 51-101 - Standards of Disclosure For Oil and Gas Activities compliant report, the results of which we will be disclosed when it becomes available. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

The Agreement further provides that in the event that Modi’in secures a farm-in partner of its participating interest in Gabriella, Adira will proportionally reduce its ORRI’s, buy-back rights and management fees, set out in the farm-out agreement between Modi’in and Adira, dated January 26, 2010, up to a maximum of 30% of such ORRI, buy-back right and management fee. Adira’s proportional reduction obligation will only be applied to partners that have farmed into Modi’in’s participating interest in Gabriella, up to a date that is the earlier of the (a) commencement of the first test of the first well on Gabriella; or (b) plugging and abandoning or suspending of the first well on Gabriella. Any consideration received by Modi’in from any farm-in partner will be shared equally between Adira and Modi’in, provided that at a minimum, Adira will receive 50% of past costs incurred by Modi’in up to the date of the Agreement, estimated to be $1.3 million per each 10% farmed out, as well as an ORRI of 1.5% . In addition, Adira will have a 10% tag along right to farm-out, on the same terms to the farm in partner that farms into Modi’in’s participating interest in Gabriella, in the event that such partner complies with certain criterion.

Jeffrey E. Walter, CEO of Adira Energy, stated “Due to changes in the drilling schedule of the offshore licenses in the area, this new arrangement with Noble Drilling will allow the consortium to drill the Gabriella well sooner than anticipated. Additionally, we are fortunate to have the option to acquire an interest in the Yam Hadera license, which complements our existing portfolio of high impact oil blocks in the proven oil trend offshore Israel and enables our shareholders to participate more significantly in the emerging oil story of the Eastern Mediterranean.”

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the eastern Mediterranean. The Company has interest in three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 9 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President	Corp. Dev. Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
jmaxwell@adiraenergy.com
+1 416 361 2211

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.